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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2003

                         Commission File Number: 1-12158

                 Sinopec Shanghai Petrochemical Company Limited
                 (Translation of registrant's name into English)

                              Jinshanwei, Shanghai
                           People's Republic of China
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F         X         Form 40-F
                            ----------------            ---------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                 No      X
                      --------------     ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

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Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

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                                                  Page
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
Announcement regarding connected
transactions dated December 30, 2003
                                                     4
Announcement regarding board resolutions
dated December 30, 2003                              8


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SINOPEC SHANGHAI PETROCHEMICAL
                                        COMPANY LIMITED

Date:  January 7, 2004                  By:   /s/Lu Yipin
                                              ------------------------
                                              Name:  Lu Yipin
                                              Title: Chairman

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                            [COMPANY LOGO IN CHINESE]
           (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)

                              CONNECTED TRANSACTION

--------------------------------------------------------------------------------
The Directors announce that on 29 December 2003, the Company and Jinyong each entered into an Acrylic Fibre Products Sales Agency Contract with Sinopec.

Pursuant to the Contracts, the Company and Jinyong appoint Sinopec as their exclusive sales agent for the sale of acrylic fibre products. In consideration for the provision of sales agency services, the Company and Jinyong will pay Sinopec a fee of 0.9% of the total sales revenue of products sold pursuant to the Contracts.

Under the Listing Rules, the Contracts constitute connected transactions of the Company, requiring disclosure by way of press announcement.
--------------------------------------------------------------------------------

The Contracts

On 29 December 2003 the Company and Jinyong each entered into the Contracts with Sinopec.

Pursuant to the Contracts, the Company and Jinyong appoint Sinopec, acting through its branch entity Sinopec Shanghai Acrylic Fibres Sales Branch Company, as their exclusive sales agent for the sale of acrylic fibre products. The Company and Jinyong agree pursuant to the Contracts to sell their entire output of acrylic fibres through Sinopec as their sales agent, and will not make sales of any products which are the subject of the Contracts independently or through any other third party.

The Contracts have a term of 1 year from the date of signing, and automatically renew for further one year terms unless any party requests in writing at any time prior to the expiry of the Contract that the Contract not be renewed upon the expiry of its term.

Consideration and Value of the Contracts

In consideration for the provision of sales agency services, the Company and Jinyong will pay Sinopec a fee of 0.9% of the total sales revenue of products sold pursuant to the Contracts. This fee does not exceed the Company's and Jinyong's comparable sales and marketing expenses if the sales were to be conducted themselves. Sinopec shall bear all expenses in relation the provision of the sales agency services. As the fee is intended to cover costs and expenses only without any provision for profit to Sinopec, the Company believes that such terms are more favourable than those offered by independent third parties.

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The selling price to customers (which will be independent third parties) for the acrylic fibre products will be agreed between the Company, Jinyong and Sinopec, based on the prevailing market conditions. The Company considers that the participation of Sinopec and Sinopec's stronger bargaining power and coordination will contribute to the Company obtaining better prices for sales of its products.

For the years ended 31 December 2001 and 2002, the Group's consolidated sales of acrylic fibre products which are the subject of the Contracts totalled RMB1,800 million and RMB2,226 million respectively, comprising 9.18% and 10.25% respectively of the Group's net sales for those periods. At the proposed sales agency fee of 0.9% under the Contracts, the notional sales agency fee payable in these periods would have been RMB16.2 million and RMB20.0 million respectively. This compares with selling and marketing expenses for the Company and Jinyong in respect of the relevant products of RMB23.7 million and RMB26.7 million respectively for the same periods.

The Company estimates that the aggregate amount of fees to be paid by the Company and Jinyong pursuant to the Contracts will be approximately RMB20 million per annum, and in any event will not exceed RMB30 million per annum (which amount is equivalent to 0.2% of the Group's audited net tangible assets as at 31 December 2002).

Relationship between the Company, Jinyong and Sinopec

Sinopec is the controlling shareholder of the Company, having a beneficial interest of approximately 55.56% of the registered capital of the Company.

Jinyong is a subsidiary of the Company, which holds 75% of the registered capital of Jinyong.

Accordingly, the Contracts constitute connected transactions of the Company under Rule 14.25 the Listing Rules, and are subject to disclosure by way of press notice. The Contracts are not subject to shareholders' approval under the Listing Rules, as the consideration payable under the Contacts is not expected to exceed 3% of the net tangible assets of the Group. If the consideration payable under the Contracts is expected to exceed the higher of HK$10 million or 3% of the net tangible assets of the Group, then the Company will make a further announcement and prior independent shareholder approval will be sought in accordance with the requirements of the Listing Rules. If the Contracts are renewed, the Company will make a further announcement at such time in accordance with the requirements of the Listing Rules.

Principal activities of the Company and Sinopec

The Company is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Sinopec is an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of Sinopec include oil and gas exploration and production, oil refining, petrochemical production and sales/marketing of refined oil products in China.

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Reasons for and benefits of the Contracts

The Company and Jinyong have entered into the Contracts in order to consolidate their market position in acrylic fibres, and improve their pricing mechanisms. The Directors consider that through the strategic arrangement envisaged under the Contracts, the Company can leverage Sinopec's market strength in acrylic fibre sales, and increase the Company's competitiveness. The arrangements contemplated by the Contracts provide the Company with the benefits of the strong bargaining power and market position of Sinopec and its ability to coordinate the activities of other petrochemical producers within the PRC. The Directors consider that these benefits, and the size of Sinopec, are such that there are negligible risks associated with appointing Sinopec as an exclusive sales agent.

Prior to entering into the Contracts, the Company conducted its own sales and marketing functions in relation to the products. As part of the implementation of the Contracts, the Company intends to transfer the relevant division of its sales and marketing function to Sinopec, thus reducing related sales and marketing expenses. The Company's own sales and marketing function will continue to conduct sales and marketing in respect of other products not subject to the Contracts.

The Directors, including the independent non-executive Directors, consider that, based on the terms of the Contacts and the fact that the Contracts were negotiated on an arm's length basis, the Contracts are on normal commercial terms and are fair and reasonable as far as the Company and its shareholders as a whole are concerned.

At the meeting of the board of Directors to approve the Contracts, connected Directors Xu Kaicheng, Liu Wenlong and Zhang Baojian abstained from voting in compliance with PRC corporate governance requirements, and the independent Directors Gu Chuanxun, Wang Yongshou, Wang Xingyu and Chen Xinyuan expressed their views in approval of the Contracts.

Definitions

"Company"                         Sinopec Shanghai Petrochemical Company
                                  Limited, the H shares of which are listed on the Stock Exchange, the American Depositary
                                  Shares of which are listed on the New York
                                  Stock Exchange, and the A shares of which are listed on the Shanghai Stock Exchange, and includes the subsidiaries of the Company except where the context otherwise requires

"Company Contract"                the Acrylic Fibre Products Sales Agency
                                  Contract between the Company and Sinopec dated
                                  29 December 2003

"connected person"                shall have the meaning ascribed to it in the
                                  Listing Rules

"Contracts"                       the Company Contract and the Jinyong Contract

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"controlling shareholder"         shall have the meaning ascribed to it in the
                                  Listing Rules

"Directors"                       the directors of the Company, including the
                                  independent non-executive directors

"Group" the Company and its subsidiaries from time to time

"Jinyong"                         Zhejiang Jinyong Acrylic Fiber Company
                                  Limited, a company incorporated in the PRC, and a 75%-owned subsidiary of the Company

"Jinyong Contract"                the Acrylic Fibre Products Sales Agency
                                  Contract between Jinyong and Sinopec dated 29
                                  December 2003

"Listing Rules"                   The Rules Governing the Listing of Securities
                                  on the Stock Exchange of Hong Kong Limited

"PRC"                             People's Republic of China

"RMB"                             Renminbi, the lawful currency of the PRC

"Sinopec"                         China Petroleum and Chemical Corporation, the
                                  controlling shareholder of the Company, the H shares of which are listed on the Stock
                                  Exchange, the A shares of which are listed on the Shanghai Stock Exchange, and the American
                                  Depositary Shares of which are listed on the New York Stock Exchange and London Stock
                                  Exchange

"Stock Exchange"                  The Stock Exchange of Hong Kong Limited

                                                       By Order of the Board
                                                              Zhang Jingming
                                                           Company Secretary

Shanghai, 30 December 2003

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                            [COMPANY LOGO IN CHINESE]
 (A joint stock limited company incorporated in the People's Republic of China)

                       Resolutions of the Ninth Meeting of
                  the Fourth Session of the Board of Directors

The Company and its directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

The ninth meeting of the fourth session of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the "Company") was convened on 29 December 2003 in the form of conference call. The meeting was chaired by the Chairman Mr. Lu Yiping. The meeting considered and passed the following resolutions:

1. "THAT the "Acrylic Fibre Products Sales Agency Contract" entered into by the Company and Zhejiang Jinyong Acrylic Fibre Company Limited, the Company's subsidiary with Shanghai Acrylic Fibres Sales Branch Company of China Petroleum & Chemical Corporation is hereby approved."

2. "THAT the retrofitting project for the Company's 1# vaccum and atmospheric distillation plant at a nearby site is hereby approved."

Currently, the processing capability of 1# vaccum and atmospheric distillation plant is 2,800,000 tons/year, and can only process low-sulphur content crude oil. This has greatly limited the flexibility of the Company to adapt to the change in crude oil category, and has restricted the leverage on the economies of scale attained by the downstream hydrogenation plant and ethylene plant. As such, the company will invest RMB387,600,000 to modify and revamp 1# vaccum and atmospheric distillation plant by fully utilizing existing control room, utilities and auxillary facilities and finished products storage facilities and adoption of ripen process and equipment that are highly efficient and of low energy consumption at a different site. This will increase its processing capability to 8,000,000 tons/year, thereby further capitalizing on its advantage as an highly integrated refining and chemical entity, as well as lifting the Company's competitiveness in the international market. The project is expected to be basically completed by the end of 2004.

                                                           By Order of the Board
                                                                  Zhang Jingming
                                                               Company Secretary

Shanghai, 30 December 2003